RungePincockMinarco

Runge, Inc. dba
RungePincockMinarco

165 S. Union Boulevard
Suite 950
Lakewood, Colorado 80228

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

RE: FIRST MAJESTIC SILVER CORP.

Dear Sirs/Mesdames:

I, Leonel López, C.P.G., for RungePincockMinarco, of 165 South Union Boulevard, Suite 950, Lakewood, Colorado 80228-2226, am the author and Qualified Person responsible for the preparation of the technical report (the "Technical Report") entitled "*NI 43-101Technical Report for the San Martin Silver Mine, State of Jalisco, México*", dated May 23, 2013, prepared for First Majestic Silver Corp. (the "Company"), which is referred to in the Company's News Release dated May 28, 2013.

Pursuant to Section 8.3 of National Instrument 43-101, Standards of Disclosure for Mineral Projects, I do hereby consent to: (a) the public filing of the Technical report, (b) the inclusion of extracts from, or a summary of, the Technical Report in the News Release; and (c) the use of my name "Leonel López" in the News Release.

I certify that I have read the News Release and that the disclosure fairly and accurately represents the information contained in the Technical Report and I have no reason to believe that there are any misrepresentations contained in the News Release which is derived from the Technical Report or which I am otherwise aware.

Dated this 24th day of May, 2013

Signature of Qualified Person

Leonel López, C.P.G.
Print name of Qualified Person